# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: B-SCADA, INC., CIK 0001341878
CUSIP: 05575Y208
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 104 S. Walnut Street, Unit 1A, Itasca, Illinois (IL), 60143
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001563674

## Reporting persons
- Yorkmont Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 577,425; shared voting power 0; sole dispositive power 577,425; shared dispositive power 0; aggregate amount beneficially owned 577,425 (11.9% of the class)
- Yorkmont Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 577,425; shared voting power 0; sole dispositive power 577,425; shared dispositive power 0; aggregate amount beneficially owned 577,425 (11.9% of the class)
- Graeme P. Rein: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 577,425; shared voting power 0; sole dispositive power 577,425; shared dispositive power 0; aggregate amount beneficially owned 577,425 (11.9% of the class)

## Item 1. Issuer
Name of issuer: B-SCADA, INC.
Address of issuer's principal executive offices: 104 S. Walnut Street, Unit 1A, Itasca, ILLINOIS 60143

## Item 2. Person Filing
Name of person filing: This statement is being filed by Yorkmont Capital Partners, LP, Yorkmont Capital Management, LLC, and Graeme P. Rein.
Address of principal business office or, if none, residence: 3202 Enfield Rd, Austin, TX 78703
Citizenship: Yorkmont Capital Partners, LP, a Texas limited partnership; Yorkmont Capital Management, LLC, is a Texas limited liability company; and Graeme P. Rein, is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 577,425 shares
Percent of class: 11.9% (based on 4,864,371 shares of Common Stock outstanding as of August 17, 2026, as reported in the Issuer's Amendment No. 3 to Form 10 filed with the Securities and Exchange Commission on August 17, 2026.)
Sole power to vote or to direct the vote: 577425
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 577425
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The limited partners of Yorkmont Capital Partners, LP have the right to participate in the receipt of dividends from, and proceeds from the sale of, the securities reported herein in accordance with their respective limited partnership interests. No limited partner is known to have such an interest relating to more than five percent of the outstanding Common Stock of the Issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit B

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement
Exhibit B - Identification of Relevant Entity

## Signatures
- Yorkmont Capital Partners, LP: /s/ Graeme P. Rein, YORKMONT CAPITAL MANAGEMENT, LLC its General Partner Graeme P. Rein, Managing Member (11/12/2026)
- Yorkmont Capital Management, LLC: /s/ Graeme P. Rein, Graeme P. Rein, Managing Member (11/12/2026)
- Graeme P. Rein: /s/ Graeme P. Rein, Graeme P. Rein (11/12/2026)